  Exhibit 99.2
NOT FOR DISTRIBUTION TO UNITED STATES OF AMERICA WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES OF AMERICA

LIVEREEL ANNOUNCES CHANGE OF AUDITOR

TORONTO, ONTARIO, November 17, 2016 – LiveReel Media Corporation (OTCQB: LVRLF) (“LiveReel” or the “Company”) announced today that the Company’s board of directors has approved a change in its auditor. Effective November 14, 2016, the Company’s audit committee and board of directors has accepted the resignation of Schwartz Levitsky Feldman LLP (the “Former Auditor”) and appointed MNP LLP (the “Successor Auditor”) as the Company’s new auditor until the close of the next annual general meeting of the Company.

The Company has sent a Notice of Change of Auditor (the “Notice”) to the Former Auditor and to the Successor Auditor and has received a letter from each, addressed to the Ontario Securities Commission stating that they agree with the information contained within the Notice. The Notice together with the letter from the Former Auditor and the letter from the Successor Auditor have been reviewed by the Company’s board of directors and are available on SEDAR at www.sedar.com.

There were no disagreements or unresolved issues with the Former Auditor on any matter of audit scope or procedures, accounting principles or policies, or financial statement disclosure. It is the Company's opinion that there have been no "reportable events" (as defined in National Instrument 51-102 - Continuous Disclosure Obligation) between the Company and the Former Auditor.

About LiveReel

LiveReel Media Corporation is an entertainment company focused on the identification and evaluation of other assets or businesses for purchase, both within and outside of the film industry.

Contact:
Ashish Kapoor, CFO
(416) 523-3350